UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


09057178

SEC FILE NUMBER
8- 38183

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01-01-08___ AND ENDING___12-31-08___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JOEL ROY MARCINIAK
d/b/a JOMAR SERVICES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10555 U.S. 23 SOUTH.

(No. and Street)

OSSINEKE	MI	49766
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOEL ROY MARCINIAK   (989)471-5258
                                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STRALEY, ILSLEY & LAMP P.C.

(Name – *if individual, state last, first, middle name*)

P.O. BOX 738	ALPENA	MI	49707
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2009
THOMSON REUTERS

SEC Mail Processing
Section

FEB 25 2009

Washington, DC
111

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __JOEL ROY MARCINIAK__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __JOMAR SERVICES__ , as of __DECEMBER 31__ , 20__08__ ,a re true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRINCIPAL BROKER/DEALER
Title

Notary Public

ELIZABETH A TESSMER
Notary Public, State of Michigan
County of Alpena
My Commission Expires 11-08-2011
Acting in the county of_____

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (O) Statement regarding rule 15c3-3

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOEL ROY MARCINIAK
d/b/a JOMAR SERVICES

Financial Statements For The Years
Ended December 31, 2008 and 2007

CONTENTS



STRALEY, ILSLEY & LAMP P.C.

2106 U.S. 23 SOUTH, P.O. BOX 738
ALPENA, MICHIGAN 49707
TELEPHONE (989) 356-4531
FACSIMILE (989) 356-0494

Certified Public Accountants

PHILIP T. STRALEY, C.P.A.
ROBERT D. ILSLEY, C.P.A.
BERNARD R. LAMP, C.P.A.
MARK L. SANDULA, C.P.A.
TERRENCE D. YULE, C.P.A.
JAMES E. KRAENZLEIN, C.P.A., C.V.A.
DONALD C. LEVREN

TAX, AUDIT AND BUSINESS CONSULTANTS

RETIRED
GORDON A. NETHERCUT, C.P.A.
CARL F. REITZ, C.P.A.

INDEPENDENT AUDITORS' REPORT

Mr. Joel Roy Marciniak
d/b/a JOMAR Services
Ossineke, Michigan

We have audited the accompanying statement of financial condition of **Joel Roy Marciniak, d/b/a JOMAR Services**, as of December 31, 2008 and 2007, and the related statements of income, changes in sole proprietor's equity, and cash flows, for the periods then ended. These financial statements are the responsibility of the owner. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Joel Roy Marciniak, d/b/a JOMAR Services**, as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the periods then ended in conformity with U.S. generally accepted accounting principles.

Straley, Ilsley & Lamp

February 6, 2009

JOEL ROY MARCINIAK
D/B/A JOMAR SERVICES

STATEMENT OF FINANCIAL CONDITION

	December 31	
	2008	2007
ASSETS		
CURRENT ASSETS		
Cash		
Regular account	$ **646.15**	$ 2,897.19
Certificate of deposit	**10,674.88**	10,136.48
Total cash	**11,321.03**	13,033.67
Commissions receivable	**196.46**	622.33
Total current assets	**11,517.49**	13,656.00
FIXED ASSETS		
Furniture and equipment (net of accumulated depreciation of $4,873.84)	**-**	-
Total fixed assets	**-**	-
	$ **11,517.49**	$ 13,656.00
LIABILITIES AND OWNER'S EQUITY		
LIABILITIES		
Accrued expenses	$ **2,326.08**	$ 2,864.00
OWNER'S EQUITY		
Equity of Joel Roy Marciniak	**9,191.41**	10,792.00
	$ **11,517.49**	$ 13,656.00

See notes to financial statements.

JOEL ROY MARCINIAK
D/B/A JOMAR SERVICES

STATEMENT OF CHANGES IN SOLE PROPRIETOR'S EQUITY

OWNER'S EQUITY - December 31, 2006	$ 12,482.04
Owner's contributions for the year ended December 31, 2007	0
Net income for the year ended December 31, 2007	154,334.96
Owner's withdrawals for the year ended December 31, 2007	(156,025.00)
OWNER'S EQUITY - December 31, 2007	10,792.00
Owner's contributions for the year ended December 31, 2008	0
Net income for the year ended December 31, 2008	129,096.41
Owner's withdrawals for the year ended December 31, 2008	(130,697.00)
OWNER'S EQUITY - December 31, 2008	$ 9,191.41

See notes to financial statements.

JOEL ROY MARCINIAK
D/B/A JOMAR SERVICES

STATEMENT OF INCOME

| | Year Ended December 31 | |
	2008	2007
NET COMMISSION INCOME	$ 154,898.67	$ 151,996.83
OPERATING EXPENSES		
Accounting and legal	1,200.00	2,400.00
Advertising	2,923.00	3,259.50
Bank service charges	124.43	65.00
Broker fees	2,794.23	5,019.39
Dues and publications	494.00	1,119.00
Employee costs	1,108.20	889.56
Office expense	220.00	271.38
Postage	1,675.00	1,742.20
Contributions	110.00	300.00
Rent	15,600.00	17,700.00
Taxes, licenses and bonds	91.80	266.72
Total operating expenses	26,340.66	33,032.75
Operating income	128,558.01	118,964.08
Interest income	538.40	370.88
Other income	0	35,000.00
NET INCOME	$ 129,096.41	$ 154,334.96

See notes to financial statements.

JOEL ROY MARCINIAK
D/B/A JOMAR SERVICES

STATEMENT OF CASH FLOWS

	Year Ended December 31	
	2008	2007
OPERATING ACTIVITIES		
Net income	$ **129,096.41**	$ 154,334.96
Adjustments to reconcile net income to net cash provided by operating activities		
Change in commissions receivable	**425.87**	2,593.37
Change in accrued expenses	**(537.92)**	2,252.00
Net cash provided by operating activities	**128,984.36**	159,180.33
FINANCING ACTIVITIES		
Owner's withdrawals	**(130,697.00)**	(156,025.00)
NET CHANGE IN CASH	**(1,712.64)**	3,155.33
CASH - beginning of year	**13,033.67**	9,878.34
CASH - end of year	$ **11,321.03**	$ 13,033.67

See notes to financial statements.

JOEL ROY MARCINIAK
D/B/A JOMAR SERVICES

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 1. FINANCIAL ENTITY

The financial statements include the assets, liabilities, equity, and transactions of Joel Roy Marciniak, d/b/a JOMAR Services, a registered broker-dealer and accordingly do not refer to personal or any other financial information which may be pertinent to Joel Roy Marciniak.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared on the accrual basis of accounting. Fixed assets are recorded at cost if purchased or estimated fair market value if contributed by the owner. Depreciation is recorded on the straight-line method over a 10 year life.

NOTE 3. INCOME TAXES

Income taxes have not been recorded on the statement of income since the owner is responsible for such taxes on a personal level.

NOTE 4. RELATED PARTY TRANSACTIONS

Office space is shared with another business owned by Joel Roy Marciniak on a month to month basis. Rent expense was $17,700.00 and $15,600.00 for 2007 and 2008, respectively.

Similarly, wages and payroll taxes for a shared employee are reimbursed to a related business and amounted to $1,156.28nd $1,200.00 for 2007 and 2008, respectively.

NOTE 5. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 6. ADVERTISING

Advertising expenses are charged against income as incurred. Advertising expenses were $3,259.50 and $2,923.00 for 2007 and 2008, respectively.

JOEL ROY MARCINIAK
d/b/a JOMAR SERVICES

COMPUTATION OF NET CAPITAL

	December 31	
	2008	2007
Total owner's equity from Statement of Financial Condition	$ 9,191.41	$ 10,792.00
Nonallowable Assets Net furniture and equipment	-	-
Potential for penalty for early withdrawal on certificate of deposit	(34.47)	(34.47)
Net capital	$ 9,156.94	$ 10,757.53

JOEL ROY MARCINIAK
d/b/a JOMAR SERVICES

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

	December 31	
	2008	2007
Minimum net capital requirement	$ **5,000.00**	$ 5,000.00
Net capital - Schedule 1	**9,156.94**	10,757.53
Excess net capital	$ **4,156.94**	$ 5,757.53

JOEL ROY MARCINIAK
d/b/a JOMAR SERVICES

RECONCILIATION OF COMPUTATION OF NET CAPITAL

	December 31	
	2008	2007
Net capital as reported on Focus Report - Part IIA, Computation of Net Capital	$ 9,158.00	$ 10,758.00
Rounding	(1.06)	(.47)
Net capital - Schedule 1	$ 9,156.94	$ 10,757.53



STRALEY, ILSLEY & LAMP P.C.

2106 U.S. 23 SOUTH, P.O. BOX 738
ALPENA, MICHIGAN 49707
TELEPHONE (989) 356-4531
FACSIMILE (989) 356-0494

Certified Public Accountants

PHILIP T. STRALEY, C.P.A.
ROBERT D. ILSLEY, C.P.A.
BERNARD R. LAMP, C.P.A.
MARK L. SANDULA, C.P.A.
TERRENCE D. YULE, C.P.A.
JAMES E. KRAENZLEIN, C.P.A., C.V.A.
DONALD C. LEVREN

TAX, AUDIT AND BUSINESS CONSULTANTS

RETIRED
GORDON A. NETHERCUT, C.P.A.
CARL F. REITZ, C.P.A.

Mr. Joel Roy Marciniak
d/b/a JOMAR Services
Ossineke, Michigan

In conjunction with our Independent Auditors' Report dated February 6, 2009, concerning our audit of your December 31, 2008 and 2007 Financial Statements, it is our opinion that the income reported on the Financial Statements is consistent with your claim for exclusion from membership in the Securities Investor Protection Corporation as filed on Form SIPC-3 dated January 7, 2009.

Straley, Ilsley & Lamp

February 6, 2009

SCHEDULE 4



STRALEY, ILSLEY & LAMP P.C.

2106 U.S. 23 SOUTH, P.O. BOX 738
ALPENA, MICHIGAN 49707
TELEPHONE (989) 356-4531
FACSIMILE (989) 356-0494

Certified Public Accountants

PHILIP T. STRALEY, C.P.A.
ROBERT D. ILSLEY, C.P.A.
BERNARD R. LAMP, C.P.A.
MARK L. SANDULA, C.P.A.
TERRENCE D. YULE, C.P.A.
JAMES E. KRAENZLEIN, C.P.A., C.V.A.
DONALD C. LEVREN

TAX, AUDIT AND BUSINESS CONSULTANTS

RETIRED
GORDON A. NETHERCUT, C.P.A.
CARL F. REITZ, C.P.A.

Mr. Joel Marciniak
d/b/a JOMAR Services
Ossineke, Michigan

We have conducted an audit of your Financial Statements for December 31, 2008 and 2007, and reported the results of that audit in our Independent Auditors' Report dated February 6, 2009. Concurrent with the performance of the audit, we examined the accounting system in regards to any material inadequacies which may have existed. No material inadequacies were found.

Straley, Ilsley & Lamp

February 6, 2009

<u>SCHEDULE 5</u>

JOEL ROY MARCINIAK
d/b/a JOMAR SERVICES

STATEMENT REGARDING RULE 15c3-3

The firm is exempt from SEC Rule 15c3-3 pursuant to Subsection K2i.

